Howard H. Lamar III PHONE: (615) 742-6209 FAX: (615) 742-2709 E-MAIL: hlamar@bassberry.com	150 Third Avenue South, Suite 2800 Nashville, TN 37201 (615) 742-6200

October 4, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attn: David L. Orlic, Special Counsel

Re:	Cracker Barrel Old Country Store, Inc.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed on September 28, 2012

File No. 001-25225

Dear Mr. Orlic:

On behalf of Cracker Barrel Old Country Store, Inc. (the “Company”), please find below the responses to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you conveyed during our telephone conversation concerning the Company’s Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed on September 28, 2012 (the “Amendment to Preliminary Proxy Statement”).

For your convenience, we have set out the substance1 of the Staff’s oral comments below, followed by the Company’s responses.

Oral Staff Comment 1: Please provide documentation to confirm the statistical accuracy of the following statement on page 14 of the Amendment to Preliminary Proxy Statement: “With this top-line growth, we outperformed the Knapp-Track™ Casual Dining Index, culminating in a 1.1% positive spread between our sales and that industry metric.”

[1]	The Staff’s oral comments are recounted based upon notes taken by Company counsel rather than a verbatim transcript of the Staff’s comments.

Securities and Exchange Commission

October 4, 2012

RESPONSE: The Company has provided to the Staff the documentation confirming the statistical accuracy of this statement (please see Exhibit A attached hereto).

Oral Staff Comment 2: Please provide documentation to confirm the statistical accuracy of the following statement on page 14 of the Amendment to Preliminary Proxy Statement: “We believe indicators of the new advertising strategy’s success include…(ii) out-performance of the Knapp-Track Casual Dining Index during the second, third and fourth quarters of 2012.”

RESPONSE: The Company has provided to the Staff the documentation confirming the statistical accuracy of this statement (please see Exhibit B attached hereto).

Oral Staff Comment 3: We note that on page 48 of the Amendment to Preliminary Proxy Statement, the Company asserts “that both Messrs. Biglari and Cooley are directors (and Mr. Biglari is the chief executive officer) of a competing restaurant company…” Please modify the assertion that both Messrs. Biglari and Cooley are directors (and Mr. Biglari is the chief executive officer) of a competing restaurant company to be a statement of the belief of the Company.

RESPONSE: The Company has revised this assertion to be a statement of the belief of the Company as follows: “that both Messrs. Biglari and Cooley are directors (and Mr. Biglari is the chief executive officer) of what the Company views as a competing restaurant company …” (please see page 48 of the Company’s Definitive Proxy Statement on Schedule 14A filed on October 4, 2012 (the “Definitive Proxy”), a copy of which is attached hereto as Exhibit C).

For your convenience, set forth below are additional changes made to the Amendment to Preliminary Proxy Statement. The Company has attached hereto copies of the changed pages illustrating the revised disclosure as described herein (please see Exhibit D attached hereto).

1.	Updated the number of shares outstanding as of September 21, 2012 (please see pages 4 and 44 of the Definitive Proxy);

2.	Corrected the calculation of total shareholder return for both the Company and the S&P 600 restaurant index for fiscal 2012 (please see page 14 of the Definitive Proxy);

3.	Modified the Annual Bonus Plan and Long-Term Performance Plan charts, respectively, to state the “Threshold” rather than the “Minimum” performance level required for awards to be made pursuant to those incentive plans (please see pages 23 and 28 of the Definitive Proxy);

4.	Revised James W. Bradford’s biographical information to reflect that Mr. Bradford no longer serves as Chairman of the Finance Committee of the board of directors of Genesco, Inc. (please see page 51 of the Definitive Proxy); and

Securities and Exchange Commission

October 4, 2012

5.	Updated Annex A to reflect shares of common stock purchased or sold since September 11, 2012 (please see pages A-2 through A-4 of the Definitive Proxy).

*    *    *

Securities and Exchange Commission

October 4, 2012

If you have any questions, please do not hesitate to contact the undersigned at (615) 742-6209 or Scott W. Bell at (615) 742-7942. Thank you in advance for your prompt attention to this matter.

Sincerely,

/s/ Howard H. Lamar III

Howard H. Lamar III

Enclosures

cc:	Scott W. Bell

Bass, Berry & Sims PLC

Steven A. Rosenblum

Wachtell, Lipton, Rosen & Katz

Michael J. Zylstra

Vice President, General Counsel and Corporate Secretary

Cracker Barrel Old Country Store, Inc.

Exhibit A

Statistical Documentation for Staff Oral Comment 1

FY 2012 Cracker Barrel Old Country Store, Inc.

Restaurant sales comparison to Weekly Knapp-Track (casual)

	KT Sales	CBOCS Sales	Variance
8/5/2011	0.6%	-2.8%	-3.4%
8/12/2011	-0.6%	-2.1%	-1.5%
8/19/2011	0.8%	-2.5%	-3.3%
8/26/2011	-0.7%	-2.7%	-2.0%
9/2/2011	4.0%	-3.9%	-7.9%
9/9/2011	1.6%	-2.0%	-3.6%
9/16/2011	0.8%	-3.4%	-4.2%
9/23/2011	1.4%	-0.5%	-1.9%
9/30/2011	1.3%	-2.1%	-3.4%
10/7/2011	0.7%	-1.3%	-2.0%
10/14/2011	0.2%	0.1%	-0.1%
10/21/2011	0.9%	1.2%	0.3%	Sales avg var Q1
10/28/2011	0.9%	1.0%	0.1%	-2.5%
11/4/2011	-1.0%	0.0%	1.0%
11/11/2011	-0.2%	1.1%	1.3%
11/18/2011	1.1%	0.3%	-0.8%
11/25/2011	1.3%	2.8%	1.5%
12/2/2011	1.9%	0.7%	-1.3%
12/9/2011	3.6%	2.2%	-1.4%
12/16/2011	0.9%	8.7%	7.8%
12/23/2011	5.3%	5.6%	0.3%
12/30/2011	3.0%	1.3%	-1.7%
1/6/2012	6.3%	7.5%	1.2%
1/13/2012	1.9%	8.8%	6.9%
1/20/2012	0.6%	4.7%	4.1%	Sales avg var Q2
1/27/2012	3.7%	3.1%	-0.6%	1.4%
2/3/2012	8.4%	8.5%	0.1%
2/10/2012	-1.8%	7.6%	9.4%
2/17/2012	4.2%	1.5%	-2.7%
2/24/2012	1.9%	5.1%	3.2%
3/2/2012	-0.3%	1.9%	2.2%
3/9/2012	0.3%	4.3%	4.0%
3/16/2012	-2.2%	1.3%	3.5%
3/23/2012	-0.9%	1.2%	2.1%
3/30/2012	0.0%	-1.9%	-1.9%
4/6/2012	0.4%	9.6%	9.2%
4/13/2012	0.7%	4.0%	3.3%
4/20/2012	1.3%	-6.8%	-8.1%	Sales avg var Q3
4/27/2012	0.9%	5.3%	4.4%	2.2%
5/4/2012	-12.0%	1.6%	13.6%
5/11/2012	8.3%	-5.4%	-13.7%
5/18/2012	1.4%	9.9%	8.5%
5/25/2012	-2.0%	2.4%	4.4%
6/1/2012	1.3%	4.9%	3.6%
6/8/2012	-1.4%	4.4%	5.8%
6/15/2012	-1.3%	1.0%	2.3%
6/22/2012	0.0%	1.0%	1.0%
6/29/2012	6.8%	2.1%	-4.7%
7/6/2012	2.8%	8.1%	5.3%
7/13/2012	2.2%	6.8%	4.6%
7/20/2012	0.2%	7.1%	6.9%
7/27/2012	-1.4%	5.1%	6.5%	Sales avg var Q4
8/3/2012	-0.7%	3.3%	4.0%	3.4%

				Sales avg var YTD
YTD Sales	1.1%	2.2%		1.1%

Exhibit B

Statistical Documentation for Staff Oral Comment 2

Cracker Barrel Old Country Store, Inc

Comparison of Weekly Guest Traffic Trends to the Knapp-Track casual dining index

Week-ending*	CBOCS	Knapp-Track	CBOCS vs. Knapp-Track
8/5/2011	-6.1%	-0.9%	-5.2%
8/12/2011	-5.0%	-2.4%	-2.6%
8/19/2011	-4.8%	-0.9%	-3.9%
8/26/2011	-4.9%	-2.2%	-2.7%
9/2/2011	-5.7%	1.8%	-7.5%
9/9/2011	-3.7%	-0.7%	-3.0%
9/16/2011	-5.0%	-0.8%	-4.2%
9/23/2011	-2.7%	-0.7%	-2.0%
9/30/2011	-4.1%	-0.4%	-3.7%
10/7/2011	-3.5%	-0.9%	-2.6%
10/14/2011	-2.0%	-1.3%	-0.7%
10/21/2011	-0.9%	-0.4%	-0.5%
10/28/2011	-1.3%	-0.6%	-0.7%	Traffic avg var Q1	CBOCS	KT
11/4/2011	-2.6%	-2.7%	0.1%	-3.0%	-3.8%	-0.8%	-3.0%
11/11/2011	-1.1%	-2.1%	1.0%
11/18/2011	-1.7%	-1.4%	-0.3%
11/25/2011	0.7%	-1.7%	2.4%
12/2/2011	-1.9%	-0.7%	-1.2%
12/9/2011	-0.2%	1.3%	-1.5%
12/16/2011	6.5%	-1.6%	8.1%
12/23/2011	2.9%	2.1%	0.8%
12/30/2011	-0.7%	1.0%	-1.7%
1/6/2012	5.3%	4.2%	1.1%
1/13/2012	6.6%	-0.4%	7.0%
1/20/2012	2.1%	-1.7%	3.8%
1/27/2012	0.4%	1.0%	-0.6%	Traffic avg var Q2	CBOCS	KT
2/3/2012	6.1%	5.6%	0.5%	1.5%	1.1%	-0.2%	1.3%
2/10/2012	5.1%	-3.8%	8.9%
2/17/2012	-1.5%	0.3%	-1.8%
2/24/2012	2.5%	-1.2%	3.7%
3/2/2012	-0.9%	-2.8%	1.9%
3/9/2012	1.3%	-2.7%	4.0%
3/16/2012	-1.7%	-4.9%	3.2%
3/23/2012	-1.5%	-3.3%	1.8%
3/30/2012	-3.9%	-2.5%	-1.4%
4/6/2012	8.2%	-2.5%	10.7%
4/13/2012	2.4%	-1.9%	4.3%
4/20/2012	-9.4%	-0.9%	-8.5%
4/27/2012	2.9%	-2.1%	5.0%	Traffic avg var Q3	CBOCS	KT
5/4/2012	-0.4%	-13.4%	13.0%	2.5%	0.6%	-1.7%	2.3%
5/11/2012	-7.0%	4.5%	-11.5%
5/18/2012	7.2%	-1.9%	9.1%
5/25/2012	0.3%	-4.4%	4.7%
6/1/2012	2.8%	-0.8%	3.6%
6/8/2012	2.6%	-3.6%	6.2%
6/15/2012	-1.1%	-3.1%	2.0%
6/22/2012	-1.7%	-1.7%	0.0%
6/29/2012	-0.4%	4.5%	-4.9%
7/6/2012	5.4%	0.5%	4.9%
7/13/2012	4.2%	-0.5%	4.7%
7/20/2012	4.4%	-2.7%	7.1%
7/27/2012	2.3%	-2.7%	5.0%	Traffic avg var Q4	CBOCS	KT
8/3/2012	0.6%	-2.6%	3.2%	3.4%	1.5%	-2.0%	3.5%

				Traffic avg var FY
				1.1%

Exhibit C

Company Response to Staff Oral Comment 3

On August 16, Messrs. Biglari and Cooley met with Mr. Bradford and Mr. McCarten, another one of our independent directors and a member of our Nominating and Corporate Governance Committee, in Nashville, Tennessee. During the meeting, Mr. Biglari again stated his desire to have Mr. Cooley and himself join the Board, and said that Biglari Holdings would be submitting nominations of both of them to the Company formally. That same afternoon, Biglari Holdings and affiliates delivered to the Secretary of the Company a notice nominating Messrs. Biglari and Cooley for election to the Board at the Annual Meeting.

Following receipt of Biglari Holdings’ nominations and significant deliberation by both the Nominating and Corporate Governance Committee and the full Board of Directors, both the Committee and the Board unanimously determined on August 30, 2012 that it would not be in the best interests of the Company and its shareholders to invite Messrs. Biglari and Cooley to join the Board. The Committee and the Board took into consideration many factors in making their determination, including significant business and legal concerns relating to the fact that both Messrs. Biglari and Cooley are directors (and Mr. Biglari is the chief executive officer) of what the Company views as a competing restaurant company, recent significant changes to the Company’s Board and management, the Company’s operating and financial results during 2012 and continuing uncertainty over Mr. Biglari’s ultimate agenda.

On September 4, 2012, representatives of the Company conveyed the Board’s decision to representatives of Biglari Holdings. In the same conversation, the Company representatives outlined the terms of a proposed settlement offer on behalf of the Company in an effort to avoid the potential distraction and expense of a second proxy contest. Under the settlement offer, the Board proposed terms similar to those of the offer made to Biglari Holdings the previous year: to add two independent directors who would be proposed by Biglari Holdings, would not be affiliated with Biglari Holdings or another restaurant company that competes with Cracker Barrel (a more permissive condition than that included in the previous year’s settlement offer) and would be appointed to the Board so long as they met the director qualifications set forth in the Company’s Corporate Governance Guidelines. In return, Biglari Holdings and its affiliates would withdraw the nominations of Messrs. Biglari and Cooley, agree to vote for the Company’s nominees at the Annual Meeting (which would include the two Biglari Holdings designees) and agree not to call for or support any call for a special meeting of the Company’s shareholders prior to the 2013 annual meeting of shareholders. On September 5, 2012, the Company sent a letter memorializing the settlement offer. That same day, Biglari Holdings issued a press release indicating its rejection of the Company’s offer. On September 6, 2012, the Company issued a press release confirming publicly that the settlement offer had been made, as well as summarizing its terms.

On September 12, 2012, Biglari Holdings delivered a letter to the Company requesting, under Tennessee law, certain information relating to various lists of shareholders. On September 19, 2012, the Company made available to representatives of Biglari Holdings the requisite responsive shareholder list information, noting in its response that certain requested information, such as a list of non-objecting beneficial owners of the Company’s common stock, was not being provided because the Company did not have such information in its possession, but that such information would be provided promptly if the Company should acquire it in the future.

On September 20, 2012, Biglari Holdings filed with the SEC a preliminary proxy statement indicating its nominations of Messrs. Biglari and Cooley.

On September 25, 2012, the Antitrust Division of the U.S. Department of Justice (“Antitrust Division”) and the Federal Trade Commission (“FTC”) filed a complaint in the U.S. District Court for the District of Columbia alleging that Biglari Holdings violated the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in connection with the acquisition of Cracker Barrel common stock in June 2011. With the complaint, the Antitrust Division and the FTC also filed a stipulation and proposed final judgment pursuant to which Biglari Holdings agreed to pay a civil penalty of $850,000 to settle the allegations.

Board Structure

Pursuant to our Charter, our Board of Directors must consist of at least five directors, but the exact number is set by a majority of the Board of Directors. The Board of Directors currently has fixed the size of the Board of

48

Exhibit D

Additional Changes Made to the Amendment to Preliminary Proxy Statement

VOTING MATTERS

What am I voting on?

You will be voting on the following matters:

•	the election of ten directors;

•	the approval of the Company’s shareholder rights plan;

•	the approval, on an advisory basis, of the compensation of the Company’s named executive officers as disclosed in this proxy statement; and

•	the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the 2013 fiscal year.

Has the Company been notified that a shareholder intends to propose alternative director nominees at the Annual Meeting?

Yes. Biglari Holdings Inc. and certain affiliated entities (collectively “Biglari Holdings”) has notified the Company of its proposal of two alternative director nominees, Sardar Biglari, the chairman and chief executive officer of Biglari Holdings, and Philip L. Cooley, the vice chairman of Biglari Holdings, for election at the Annual Meeting. Our Board of Directors unanimously recommends a vote FOR each of the Board’s nominees for director on the enclosed WHITE proxy card. The Biglari Holdings nominees have NOT been endorsed by our Board of Directors. We are not responsible for the accuracy of any information provided by or relating to Biglari Holdings or its nominees contained in any proxy solicitation materials filed or disseminated by, or on behalf of, Biglari Holdings or any other statements that Biglari Holdings may otherwise make.

Who is entitled to vote?

You may vote if you owned shares of our common stock at the close of business on September 21, 2012. As of September 21, 2012, there were 23,642,398 shares of our common stock outstanding.

How many votes must be present to hold the Annual Meeting?

In order to lawfully conduct the Annual Meeting, a majority of our outstanding common shares as of September 21, 2012 must be present at the meeting either in person or by proxy. This is called a quorum. Your shares are counted as present at the meeting if you attend the meeting and vote in person or if you properly return a proxy by one of the methods described below under the question “How do I vote before the meeting?” Abstentions and “broker non-votes” (as explained below under the question “What is a ‘broker non-vote’?”) also will be counted for purposes of establishing a quorum.

How many votes do I have and can I cumulate my votes?

You have one vote for every share of our common stock that you own. Cumulative voting is not allowed.

May I vote my shares in person at the Annual Meeting?

Yes. You may vote your shares at the meeting if you attend in person, even if you previously submitted a proxy card or voted by Internet or telephone. Whether or not you plan to attend the meeting in person, however, in order to assist us in tabulating votes at the Annual Meeting, we encourage you to vote by returning your WHITE proxy card or by using the telephone or Internet.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

This portion of the proxy statement, called Compensation Discussion and Analysis or “CD&A,” provides a description of the objectives and principles of Cracker Barrel’s executive compensation programs. It explains how compensation decisions are linked to Cracker Barrel’s performance relative to our strategic goals and the interests of our shareholders. It is also meant to give our shareholders insight into the deliberative process and the underlying compensation philosophy that inform the design of our pay packages. Generally, Cracker Barrel’s executive compensation programs apply to all executive officers, but this CD&A focuses on the compensation decisions relating to our executive officers who qualified as “named executive officers” under applicable SEC rules (the “Named Executive Officers”) during fiscal 2012.

EXECUTIVE SUMMARY

Company Performance in 2012 and Impact on Executive Compensation

Fiscal 2012 was marked by significant progress for Cracker Barrel, with a new Chief Executive Officer, Sandra B. Cochran, leading our senior management team and bringing new strategic focus to our business. As a result of this progress, we saw strong improvements in many of the key metrics by which our business performance is measured.

•

Shareholder Returns: During 2012, we declared an 80% increase in the quarterly dividend paid to our shareholders to $0.40 and reduced our debt by $25.1 million. We also delivered “total shareholder return” or TSR, which we believe is an appropriate measure of value returned on the shareholders’ investment, of 44% for fiscal 2012, compared to 17% for the S&P 600 restaurant index.

•

Revenue Growth: On a comparable 52-week period, we grew revenues in fiscal 2012 by 3.9% to $2.5 billion, with comparable store restaurant sales increasing 2.2% and comparable store retail sales increasing 1.6%. With this top-line growth, we outperformed the Knapp-Track™ Casual Dining Index, culminating in a 1.1% positive spread between our sales and that industry metric.

•	Improved Margins: We improved our operating margin, achieving 7.4%, compared to 6.9% in fiscal 2011.

•

Guest Experience: The success of our efforts is reflected not only in our financial results but also in our guests’ responses when asked about their dining experience in our restaurants. Cracker Barrel took first place in the Family Dining category in the 2012 Consumer Picks survey sponsored by Nation’s Restaurant News. Results showed Cracker Barrel had the highest ranking in several categories, including service, menu variety and likely to return.

At the beginning of fiscal 2012, Ms. Cochran announced six key business priorities that steered our strategic focus and operational execution over the course of the fiscal year. The six priorities are intended to enhance shareholder value and further reinforce the Cracker Barrel brand. The successful implementation of these six priorities positively impacted our fiscal year performance as follows:

1)	Introduce new marketing messaging to reinforce the authentic value provided by Cracker Barrel. We launched our “Handcrafted by Cracker Barrel” campaign with national cable television and spot radio advertising. We focused broadcast media support around our two peak sales periods, which are the holiday season (our second fiscal quarter) and the summer travel season (our fourth fiscal quarter). We believe indicators of the new advertising strategy’s success include (i) three successive quarters of increased year-over-year traffic growth starting in the second quarter and (ii) out-performance of the Knapp-Track Casual Dining Index during the second, third and fourth quarters of 2012.

2)	Refine our menu and pricing to increase variety and everyday affordability. In the first quarter of the fiscal year, we introduced weekday $5.99 Daily Lunch Specials which we believe drove an increase in weekday lunch sales and traffic over the course of the year. In the fourth quarter, we enhanced our salad offerings, reformulating all the salads on the menu and adding several new ones that will provide guests with additional healthier options alongside our traditional home-style fare.

Annual Bonus Plan

The annual bonus plan generally provides our executive officers with the opportunity to receive additional cash compensation based on a targeted percentage of base salary, but only if the Company successfully meets established performance targets. For 2012, executive officers were eligible to receive a bonus, depending upon the Company’s operating income performance relative to a target set at the beginning of the fiscal year. The following graph reflects the various potential payout levels at different levels of performance:

In determining whether the operating income performance metrics were satisfied in 2012, the Compensation Committee used adjusted operating income of $197.8 million rather than operating income calculated according to GAAP of $191.0 million. The adjusted operating income figure excludes the effects of the following charges and expenses: (i) approximately $1.7 million in severance charges incurred in connection with a cost reduction and organizational streamlining initiative carried out in April 2012 and (ii) approximately $5.2 million in expenses incurred in the second quarter of 2012 related to the proxy contest with Biglari Holdings.

For 2012, the Company’s target operating income was $186.3 million and the Company achieved an adjusted operating income of $197.8 (see page 65 for calculation of applicable adjustments), which exceeds the target operating income by 6.2%. As a result of the Company’s performance, annual bonus payouts were 120.85% of the target percentage of base salary (see table below).

	2012 Operating Income Goals		Actual 2012 Operating Income Performance ($000)	2012 Annual Bonus Plan Payout
	Performance Range ($000)	Payout Range (% of target)

Threshold	$158,338	30%

Target	$186,280	100%	$197,838	120.85%

Maximum	$214,222	200%

Payment of 2011 LTPP Awards

On September 13, 2012, the Compensation Committee reviewed and certified the awards granted to executive officers under the 2011 LTPP (the “2011 LTPP Awards”). The Compensation Committee set a cumulative ROIC target under the 2011 LTPP of 15.9% for the two-year performance period of fiscal years 2011 and 2012. The Company achieved a cumulative ROIC of 16.0% for this two-year performance period, resulting in 2011 LTPP Awards that were 101.27% of the target number of 2011 LTPP Awards originally granted in fiscal 2011.

The performance target for LTPP performance is an internal ROIC based metric to measure effective returns from working capital and capital investments. For the purposes of the 2011 LTPP Awards, the Company achieved a 16.0% ROIC. The Company calculates ROIC as follows:

The average fiscal year end balance for 2011 and 2012 adjusted operating incomes + rents

The average for fiscal years 2010, 2011 and 2012 of

(Inventory+ Net Property Held for Sale – Accounts Payable + Net PP&E + Capitalized leases)

Health and Welfare Benefits

We offer a group insurance program consisting of life, disability and health insurance benefit plans that cover all full-time management and administrative employees and a supplemental group term life insurance program, which covers our Named Executive Officers and certain other management personnel. Aside from the annual recalibration of benefit costs and the associated premium changes that affect all participants, no significant changes were made to our health and welfare benefits for our Named Executive Officers during 2012.

Severance and Change in Control Provisions

None of our current Named Executive Officers has an employment agreement, other than Ms. Cochran and Mr. Woodhouse, whose agreements are described on pages 40 and 41 of this proxy statement and govern their arrangements relating to severance and/or a change in control of the Company.

Effective May 22, 2012, all of our other Named Executive Officers have entered into management retention agreements. Under these agreements, which have a three-year term, such Named Executive Officers receive severance

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

The following table sets forth information for those who, as of September 27, 2012, were known by us to beneficially own more than 5% of our common stock. Percentage computations are based on 23,642,398 shares of our common stock outstanding as of September 21, 2012.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Biglari Holdings Inc. 175 East Houston Street, Suite 1300 San Antonio, Texas 78205	4,091,037	(1)	17.3%

BlackRock, Inc. 40 East 52nd Street New York, New York 10022	1,471,278	(2)	6.2%

The Vanguard Group, Inc. 100 Vanguard Boulevard Malvern, Pennsylvania 19355	1,245,611	(3)	5.3%

(1)	Based solely on a Form 4 filed by Biglari Holdings Inc. on September 19, 2012.
(2)	Based solely on Schedule 13F filed by BlackRock, Inc. for the quarter ended June 30, 2012.
(3)	Based solely on Schedule 13F filed by The Vanguard Group, Inc. for the quarter ended June 30, 2012.

Security Ownership of Management

The following table presents information regarding the number of shares of our common stock beneficially owned, as of September 27, 2012, by each of our directors, each of our Named Executive Officers, and by our current directors and executive officers as a group. Unless otherwise noted, these persons have sole voting and investment power with respect to the shares indicated.

Name of Beneficial Owner	Shares Beneficially Owned(1)	Percent of Class
Sandra B. Cochran	71,908	*
Michael A. Woodhouse	430,027	1.8%
Lawrence E. Hyatt	6,257	*
Douglas E. Barber	19,493	*
Edward A. Greene	6,692	*
Nicholas V. Flanagan	1,074	*
Thomas H. Barr	0	*
James W. Bradford	1,000	*
Robert V. Dale	14,271	*
Glenn A. Davenport	0	*
Richard J. Dobkin	18,962	*
Norman E. Johnson	0	*
Charles E. Jones, Jr.	55,414	*
B. F. “Jack” Lowery	16,256	*
William W. McCarten	0	*
Martha M. Mitchell	27,753	*
Coleman H. Peterson	0	*
Andrea M. Weiss	20,667	*

All executive officers and directors as a group (22 persons)	694,572	2.9%

manufacturing and fabrication company and was traded on the New York Stock Exchange (the “NYSE”). Mr. Bradford presently serves on the boards of directors of CLARCOR Inc. (NYSE: CLC), Genesco, Inc. (NYSE: GCO), and Granite Construction, Inc. (NYSE: GVA).

Director Qualifications:

•

Leadership Experience—former President and Chief Executive Officer of United Glass Corporation; former President and Chief Executive Officer of AFG Industries Inc.; serves on the boards of directors of CLARCOR Inc., Genesco, Inc., and Granite Construction, Inc.; serves on the Compensation Committee of the board of directors of CLARCOR Inc.

•

Financial Experience—served as Chairman of the Finance Committee of the board of directors of Genesco, Inc.; serves on the Audit & Compliance Committee of the board of directors of Granite Construction, Inc.

Sandra B. Cochran, age 54, Ms. Cochran has served as a director and as President and Chief Executive Officer of the Company since September 12, 2011. From April 2009 until November 2010, Ms. Cochran served as Executive Vice President and Chief Financial Officer of the Company and was named President and Chief Operating Officer of the Company on November 3, 2010. Ms. Cochran previously served from February 2004 until April 2009 as Chief Executive Officer of Books-A-Million, Inc. (Nasdaq: BAMM) (“Books-A-Million”), a leading book retailer in the southeastern United States.

Director Qualifications:

•	Leadership Experience—President and Chief Executive Officer of the Company; served as Chief Executive Officer of Books-A-Million.

•	Financial Experience—served as Chief Financial Officer of the Company; served as Chief Financial Officer of Books-A-Million and as Vice President, Corporate Finance of SunTrust Securities, Inc.

•	Industry Experience—various leadership positions at the Company since 2009.

Glenn A. Davenport, age 59, first became one of our directors in May 2012. Mr. Davenport was the Chairman and Chief Executive Officer of Morrison Management Specialists, a food service company that provides food, nutrition and dining services to healthcare systems and senior living communities in 41 states, from 1994 until his retirement in 2006. Mr. Davenport is currently a board member for Pate Dawson Company, a private national food distributor, and Team Health Holdings, Inc. (NYSE: TMH), a supplier of outsourced healthcare professional staffing. From March 2007 to February 2009, Mr. Davenport was President of Horizon Software International, LLC, a company specializing in food service technology.

Director Qualifications:

•	Leadership Experience—served as Chairman and Chief Executive Officer of Morrison Management Specialists; member of the board of directors of Team Health Holdings, Inc. and Pate Dawson Company.

•

Industry Experience—seasoned, well-respected executive with a 33-year history in our industry both as an executive and board member of publicly traded companies; extensive experience in software, services and technologies for foodservice operations.

Richard J. Dobkin, age 67, first became one of our directors in 2005. Mr. Dobkin was the Managing Partner of the Tampa, Florida office of Ernst & Young, LLP, an independent registered public accounting firm, from 1987 until his retirement in June 2005. From October 2009 until September 2010, Mr. Dobkin served as a member of the board of directors of the PBSJ Corporation, which provides planning, design, and construction management services in the U.S. and abroad. Mr. Dobkin has served, since 2008, on the board of directors of Blue Pearl Veterinary Partners, LLC, a private company which owns and operates specialty and emergency veterinary hospitals in 11 states.

Information Regarding Ownership of Company Securities by Participants

The number of shares of our common stock held by our Director Nominees and Officers as of September 27, 2012 is set forth under the “Stock Ownership of Certain Beneficial Owners and Management” section of this proxy statement.

Shares of our common stock owned of record by each of our Director Nominees and Officers are beneficially owned by such person.

Information Regarding Transactions in Target Securities by Participants

The following table sets forth information regarding purchases and sales of our securities by each of the participants listed above under “Directors and Nominees” and “Officers and Employees” during the past two years. Unless otherwise indicated, all transactions were in the public market or pursuant to our equity compensation plans and none of the purchase price or market value of those shares is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities.

Shares of Common Stock Purchased or Sold (9/27/10–9/27/12)

Name	Date	# of Shares	Transaction Description
Sandra B. Cochran	3/11/2011	(2,205)	Disposition—Surrender of shares for tax withholding
	3/11/2012	(4,409)	Disposition—Surrender of shares for tax withholding
	8/3/2012	30,319	Acquisition—Award of restricted stock units
	8/3/2012	(10,949)	Disposition—Surrender of shares for tax withholding
	9/13/2012	18,585	Acquisition—Award of restricted stock units
	9/13/2012	(6,775)	Disposition—Surrender of shares for tax withholding
	9/20/2012	25,000	Acquisition—Stock option exercise
	9/20/2012	(9,234)	Disposition—Open market sale
	9/20/2012	(5,747)	Disposition—Surrender of shares for tax withholding
	9/20/2012	37,442	Acquisition—Stock option exercise
	9/20/2012	(18,030)	Disposition—Open market sale
	9/20/2012	(7,089)	Disposition—Surrender of shares for tax withholding

Michael A. Woodhouse	10/12/2010	145,330	Acquisition—Stock option exercise
	10/12/2010	(145,330)	Disposition—Open market sale
	11/3/2010	200	Acquisition—Stock option exercise
	11/3/2010	(200)	Disposition—Open market sale
	11/4/2010	74,801	Acquisition—Stock option exercise
	11/4/2010	(74,801)	Disposition—Open market sale
	11/5/2010	15,346	Acquisition—Stock option exercise
	11/5/2010	(15,346)	Disposition—Open market sale
	11/5/2010	73,636	Acquisition—Stock option exercise
	11/5/2010	(73,636)	Disposition—Open market sale
	11/8/2010	5,016	Acquisition—Stock option exercise
	11/8/2010	(5,016)	Disposition—Open market sale
	2/24/2011	50,000	Acquisition—Award of restricted stock units
	2/24/2011	(16,199)	Disposition—Surrender of shares for tax withholding
	7/27/2011	25,000	Acquisition—Award of restricted stock units
	7/27/2011	(9,113)	Disposition—Surrender of shares for tax withholding
	7/28/2011	25,000	Acquisition—Award of restricted stock units
	7/28/2011	(9,113)	Disposition—Surrender of shares for tax withholding
	3/5/2012	52,836	Acquisition—Stock option exercise

A-2

Name	Date	# of Shares	Transaction Description
	3/5/2012	(52,836)	Disposition—Open market sale
	3/6/2012	6,600	Acquisition—Stock option exercise
	3/6/2012	(6,600)	Disposition—Open market sale
	3/7/2012	81,517	Acquisition—Stock option exercise
	3/7/2012	(81,517)	Disposition—Open market sale
	3/7/2012	2,500	Acquisition—Stock option exercise
	3/7/2012	(2,500)	Disposition—Open market sale
	3/7/2012	16,245	Acquisition—Stock option exercise
	3/7/2012	(16,245)	Disposition—Open market sale
	3/8/2012	55,074	Acquisition—Stock option exercise
	3/8/2012	(55,074)	Disposition—Open market sale
	3/8/2012	128,505	Acquisition—Stock option exercise
	3/8/2012	(128,505)	Disposition—Open market sale
	8/3/2012	86,625	Acquisition—Award of restricted stock units
	8/3/2012	(31,575)	Disposition—Surrender of shares for tax withholding
	9/13/2012	44,204	Acquisition—Award of restricted stock units
	9/13/2012	(18,456)	Disposition—Surrender of shares for tax withholding

Lawrence E. Hyatt	1/3/2011	8,000	Acquisition—Award of restricted stock units
	2/23/2011	2,000	Acquisition—Open market purchase
	9/13/2012	5,789	Acquisition—Award of restricted stock units
	9/13/2012	(1,532)	Disposition—Surrender of shares for tax withholding

Douglas E. Barber	10/11/2010	16,346	Acquisition—Stock option exercise
	10/11/2010	(16,346)	Disposition—Open market sale
	10/12/2010	1,650	Acquisition—Stock option exercise
	10/12/2010	(1,650)	Disposition—Open market sale
	10/12/2010	5,062	Acquisition—Stock option exercise
	10/12/2010	(5,062)	Disposition—Open market sale
	10/12/2010	788	Acquisition—Stock option exercise
	10/12/2010	(788)	Disposition—Open market sale
	10/12/2010	(2,279)	Disposition—Surrender of shares for tax withholding
	11/24/2010	(12,596)	Disposition—Open market sale
	11/24/2010	(5,580)	Disposition—Open market sale
	11/24/2010	9,108	Acquisition—Stock option exercise
	11/24/2010	(9,108)	Disposition—Open market sale
	11/24/2010	24,444	Acquisition—Stock option exercise
	11/24/2010	(24,444)	Disposition—Open market sale
	11/24/2010	14,264	Acquisition—Stock option exercise
	11/24/2010	(14,264)	Disposition—Open market sale
	10/12/2011	(3,307)	Disposition—Surrender of shares for tax withholding
	10/27/2011	(9,193)	Disposition—Open market sale
	11/7/11	17,134	Acquisition—Stock option exercise
	11/7/11	(17,134)	Disposition—Open market sale
	11/15/2011	14,263	Acquisition—Stock option exercise
	11/15/2011	(14,263)	Disposition—Open market sale
	8/3/2012	34,650	Acquisition—Award of restricted stock units
	8/3/2012	(11,042)	Disposition—Surrender of shares for tax withholding
	9/13/12	10,835	Acquisition—Award of restricted stock units
	9/13/12	(3,950)	Disposition—Surrender of shares for tax withholding
	9/20/2012	14,264	Acquisition—Stock option exercise
	9/20/2012	(14,264)	Disposition—Open market sale
	9/20/2012	(11,000)	Disposition—Open market sale

A-3

Name	Date	# of Shares	Transaction Description

Edward A. Greene	10/3/2010	(265)	Disposition—Surrender of shares for tax withholding
	10/12/2010	(331)	Disposition—Surrender of shares for tax withholding
	11/1/2010	5,000	Acquisition—Award of restricted stock units
	12/10/2010	(5,000)	Disposition—Open market sale
	12/16/2010	(4,362)	Disposition—Open market sale
	7/30/2011	(2,241)	Disposition—Surrender of shares for tax withholding
	9/16/2011	4,462	Acquisition—Stock option exercise
	9/16/2011	(4,462)	Disposition—Open market sale
	9/16/2011	3,715	Acquisition—Stock option exercise
	9/16/2011	(3,715)	Disposition—Open market sale
	10/12/2011	4,462	Acquisition—Stock option exercise
	10/12/2011	(4,462)	Disposition—Open market sale
	10/12/2011	(662)	Disposition—Surrender of shares for tax withholding
	2/22/2012	(200)	Disposition – Open market sale
	2/22/2012	(100)	Disposition – Open market sale
	2/22/2012	(100)	Disposition – Open market sale
	2/22/2012	(1,000)	Disposition—Open market sale
	2/24/2012	(1,000)	Disposition—Open market sale
	2/24/2012	(1,000)	Disposition—Open market sale
	2/28/2012	(3,000)	Disposition—Open market sale
	2/28/2012	(1,000)	Disposition—Open market sale
	2/28/2012	(1,000)	Disposition—Open market sale
	2/28/2012	(1,326)	Disposition—Open market sale
	7/30/2012	(2,241)	Disposition—Surrender of shares for tax withholding
	8/3/2012	9,024	Acquisition—Award of restricted stock units
	8/3/2012	(2,550)	Disposition—Surrender of shares for tax withholding
	9/13/2012	4,395	Acquisition—Award of restricted stock units
	9/13/2012	(1,602)	Disposition—Surrender of shares for tax withholding
	9/24/2012	3,715	Acquisition—Stock option exercise
	9/24/2012	(3,715)	Disposition—Open market sale
	9/26/2012	(8,803)	Disposition—Open market sale
	9/26/2012	144	Additional DRIP shares added to total holdings

Nicholas V. Flanagan	9/12/2011	10,000	Acquisition—Award of restricted stock units
	9/15/2011	(397)	Disposition—Surrender of shares for tax withholding
	2/22/2012	(511)	Disposition—Open market sale
	2/24/2012	(600)	Disposition—Open market sale
	5/7/2012	10,000	Acquisition—Award of restricted stock units
	9/15/2012	(926)	Disposition—Surrender of shares for tax withholding
	9/27/2012	(1,500)	Disposition – Open market sale

Thomas H. Barr		0

James W. Bradford	9/23/2011	1,000	Acquisition—Open market purchase

Robert V. Dale	12/1/2010	1,589	Acquisition—Award of restricted stock units
	12/2/2011	1,728	Acquisition—Award of restricted stock units
	6/4/2012	2,000	Acquisition—Stock option exercise
	6/4/2012	(2,000)	Disposition—Open market sale
	6/4/2012	667	Acquisition—Stock option exercise
	6/4/2012	(667)	Disposition—Open market sale
	6/4/2012	1,333	Acquisition—Stock option exercise
	6/4/2012	(1,333)	Disposition—Open market sale

A-4